UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

FORWARD INDUSTRIES, INC.

 (Exact name of registrant as specified in its charter)

New York (State of incorporation or organization)	13-1950672 (I.R.S. Employer Identification No.)

1801 Green Road, Suite E Pompano Beach, FL (Address of principal executive offices)	33064 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock Purchase Rights	Nasdaq Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  X

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Securities to be Registered.

On June 9, 2010, the Board of Directors (the “Board”) of Forward Industries, Inc., a New York corporation (the “Company”), approved a Shareholder Protection Rights Agreement, dated as of June 9, 2010 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company LLC, as Rights Agent (the “Rights Agent”), declared a dividend payable of one right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (“Common Stock”), of the Company held of record at the close of business on June 21, 2010 (the “Record Time”) and authorized the issuance of one Right for each share of Common Stock issued thereafter and prior to the Separation Time (as hereinafter defined) and issued after the Separation Time pursuant to options and convertible securities outstanding at the Separation Time.  Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one share of Common Stock for $4.00 (the “Exercise Price”), subject to adjustment.

The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of the following (the earlier of which, the “Separation Time”):  The tenth Business Day (as defined in the Rights Agreement) (or such later date as the Board may determine prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person’s becoming an “Acquiring Person” (as defined below); and the tenth Business Day after the first date (the “Flip-in Date”) of the Stock Acquisition Date (as defined below) (or such earlier or later date as the Board may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred, unless a “Board Change of Control” (as defined below) has occurred, in which case, the date may not be changed by the Board); provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further, that if a tender or exchange offer referred to below is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

The “Stock Acquisition Date” means the later of the first date of public announcement (by any means, including, without limitation, a report filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended) by the Company or an Acquiring Person of facts indicating that an Acquiring Person has become such, or, if such public announcement has been made prior to the date of the Rights Agreement, the date of the Rights Agreement.

An “Acquiring Person” is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 28% or more of the outstanding shares of Common Stock, other than:  the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company; any Person who is the Beneficial Owner of 28% or more of the outstanding Common Stock as of the date of the Rights Agreement or who shall become the Beneficial Owner of 28% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person shall become the Beneficial Owner (other than through a dividend or stock split) of any additional shares of Common Stock; any Person who becomes the Beneficial Owner of 28% or more of the outstanding Common Stock without any plan or intent to seek or affect control of the Company, if such Person promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests, sufficient securities such that such 28% or greater Beneficial Ownership ceases; any Person who becomes a Beneficial Owner as a result of a Qualified Offer (as defined below); or any Person who Beneficially Owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares owned by such Person and its Affiliates and Associates at the time of such grant, (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant and (D) shares which are held by such Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third Persons who are not Affiliates or Associates of such Person or acting together with such Person to hold such shares, or which are held by such Person in respect of a debt previously contracted.

A “Qualified Offer” means an all-cash tender offer for all outstanding shares of Common Stock that meets all of the following requirements:  (i) on or prior to the date such offer is commenced within the meaning of Rule 14d-2(a) of the general rules and regulations under the Exchange Act, the Person making such offer:  (A) has on hand cash or cash equivalents for the full amount necessary to consummate such offer and has irrevocably committed in writing to the Company to utilize such cash or cash equivalents for purposes of such offer if consummated and to set apart and maintain available such cash or cash equivalents for such purposes until the offer is consummated or withdrawn; or (B) has all financing in the full amount necessary to consummate such offer and has:  (a) entered into, and provided to the Company certified copies of, definitive financing agreements (including exhibits and related documents) for funds for such offer which, when added to the amount of cash and cash equivalents available, committed in writing, set apart and maintained in the same manner as described in clause (A) directly above, are in an amount not less than the full amount necessary to consummate such offer, which agreements are with one or more responsible financial institutions or other entities having the necessary financial capacity and ability to provide such funds, and are subject only to customary terms and conditions (which shall in no event include conditions requiring access by such financial institutions or other entities to non-public information to be provided by the Company, conditions based on the accuracy of any information concerning the Company, or conditions requiring the Company to make any representations, warranties or covenants in connection with such financing), and (b) provided to the Company copies of all written materials prepared by such Person for such financial institutions or other entities in connection with entering into such financing agreements; provided that, “the full amount necessary to consummate such offer” in either clause (A) or (B) directly above shall be an amount sufficient to pay for all the shares of Common Stock outstanding on a fully diluted basis in cash pursuant to the offer and all related expenses; (ii) such offer remains open for at least 60 calendar days; (iii) the price to be paid to holders of Common Stock pursuant to the offer is greater than or equal to the higher of (a) 120% of the average Market Price (as defined in the Rights Agreement) during the 90 calendar days preceding the offer and (b) 100% of the highest Market Price during the 52 weeks preceding such offer; (iv) such offer is supported by a written opinion, in customary form, of a nationally recognized investment banking firm retained by the Company that is not being compensated on a “percentage of the deal” basis, which opinion must (a) be addressed to the Company and the holders of Common Stock, (b) state that the price to be paid to holders pursuant to the offer is fair from a financial point of view to such holders, and (c) include any written presentation of such firm showing the analysis and range of values underlying such conclusions; such written opinion and such presentation must be updated and provided to the Company within two Business Days prior to the date such offer is consummated; and (v) in addition to each of the requirements set forth above, such offer is not subject to any condition relating to completion of or satisfaction with any due diligence or similar investigation, and, subject to the foregoing, otherwise provides for usual and customary terms and conditions.

A “Board Change of Control”, with respect to the Company, means and is deemed to have occurred as of the date and time at which a majority of the Board shall not be composed exclusively of: (i) Persons, while such Persons are members of the Board, who each (A) are not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative or nominee of an Acquiring Person or of any such Affiliate or Associate, and (B) were a member of the Board prior to the date of this Agreement; or (ii) Persons who subsequently became members of the Board, while such Persons are members of the Board, who each are not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative or nominee of an Acquiring Person or of any such Affiliate or Associate; provided that each such Person’s nomination for election or election to the Board is recommended or approved by a majority of the members of the Board satisfying either subclause (i) directly above or this subclause (ii).

The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock.  Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time).  Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby.

Promptly following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Stock at the Separation Time.

The Rights will not be exercisable until after the Separation Time.  Unless the Rights Agreement is amended or supplemented, the Rights Plan and the Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the date on which the Rights are redeemed as described below, (iii) the close of business on December 21, 2010 and (iv) upon the consolidation, merger or share exchange of the Company into or with another corporation pursuant to an agreement entered into prior to a Flip-in Date (in any such case, the “Expiration Time”).   The Company and the Rights Agent may supplement or amend the Rights Agreement without the approval of any holders of Rights (i) prior to the close of business on the Flip-in Date, in any respect and (ii) after the close of business on the Flip-in Date, to make any changes that the Company may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally or in order to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any other provisions herein or otherwise defective; provided, however, that, if there has been a Board Change of Control, such supplement or amendment shall, in addition to the due authorization of the Board, require the approval of the Shareholders who are the holders of a majority of the outstanding shares of Common Stock that are not (i) Beneficially Owned by any Acquiring Person, or (ii) held by any Acquiring Person, or any Affiliate or Associate of any Acquiring Person.

The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

If, prior to the Expiration Time, a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned (as defined in the Rights Agreement) by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock having an aggregate Market Price, on the Stock Acquisition Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price.  In addition, the Board (or if there has been a Board Change of Control, then the Board only with the approval of the Shareholders who are the holders of a majority of the outstanding shares of Common Stock that are not (i) Beneficially Owned by any Acquiring Person, or (ii) held by any Acquiring Person, or any Affiliate or Associate of any Acquiring Person) may at any time after a Flip-in Date, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”).  Immediately upon such action by the Board (the “Exchange Time”), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

Prior to the Expiration Time, the Company may not enter into any agreement with respect to, consummate or permit to occur any “Flip-over Transaction or Event” (as defined below) unless and until it shall have entered into a supplemental agreement with the Flip-over Entity (as defined below), for the benefit of the holders of the Rights, providing that, upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms hereof, that number of shares of Flip-over Stock (as defined below) of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price subject to adjustment and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to this Agreement.

Prior to the Expiration Time, unless the Rights will be redeemed, the Company shall not enter into any agreement with respect to, consummate or permit to occur any Flip-over Transaction or Event if at the time thereof there are any rights, warrants or securities outstanding or any other arrangements, agreements or instrument that would eliminate or otherwise diminish in any material respect the benefits intended to be afforded by this Rights Agreement to the holders of Rights upon consummation of such transaction.

A “Flip-over Transaction or Event” means a transaction or series of transactions after a Flip-in Date in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into any agreement with respect to any such consolidation, merger or share exchange, the Acquiring Person Controls the Board and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such consolidation, merger or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of the Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person or (ii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its Subsidiaries (taken as a whole) to any Person (other than the Company or one or more of its wholly owned Subsidiaries) or to two or more such Persons which are Affiliates or Associates or otherwise acting in concert, if, at the time of the entry by the Company (or any such Subsidiary) into an agreement with respect to such sale or transfer of assets, the Acquiring Person Controls the Board. An Acquiring Person shall be deemed to control the Board when, following a Flip-in Date, the persons who were directors of the Company before the Flip-in Date shall cease to constitute a majority of the Board.

A “Flip-over Entity” means (i) in the case of a Flip-over Transaction or Event described in clause (i) of the definition thereof, the Person issuing any securities into which shares of Common Stock are being converted or exchanged and, if no such securities are being issued, the other party to such Flip-over Transaction or Event and (ii) in the case of a Flip-over Transaction or Event referred to in clause (ii) of the definition thereof, the Person receiving the greatest portion of the assets or earning power being transferred in such Flip-over Transaction or Event, provided in all cases if such Person is a subsidiary of a corporation, the parent corporation shall be the Flip-Over Entity.

“Flip-over Stock” means the capital stock (or similar equity interest) with the greatest voting power in respect of the election of directors (or other persons similarly responsible for direction of the business and affairs) of the Flip-Over Entity.

The Board (or if there has been a Board Change of Control, then the Board only with the approval of the Shareholders who are the holders of a majority of the outstanding shares of Common Stock that are not (i) Beneficially Owned by any Acquiring Person, or (ii) held by any Acquiring Person, or any Affiliate or Associate of any Acquiring Person) may at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) of the then outstanding Rights at a price of $0.001 per Right (the “Redemption Price”), as provided in the Rights Agreement.  Immediately upon the action of the Board (and the requisite Shareholders, as the case may be) electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price.

The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights will not prevent a takeover of the Company.  However, the Rights Plan is designed to cause dilution to a person or group that acquires 28% or more of the Company’s Common Stock unless the Rights are first redeemed by the Board pursuant to the Rights Agreement.  Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders because the Rights can be redeemed on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.

In addition, the exception from the definition of “Acquiring Person” of any Person who becomes a Beneficial Owner as a result of a Qualified Offer means that a fully-financed cash tender offer for all of the shares of Common Stock will not trigger the provisions of the Rights Agreement if the price to be paid to all holders of the Common Stock is greater than or equal to the higher of 120% of the average Market Price of shares of Common Stock during the 90 calendar days preceding the offer and 100% of the highest Market Price of shares of Common Stock during the 52 weeks preceding the offer.

As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock, subject to the Rights Agreement, so that all such shares will have Rights attached.

The Rights Agreement (which includes as Exhibit A the Form of Rights Certificate and the Form of Election to Exercise) is filed herewith and is incorporated herein by reference. The foregoing description and summary of the Rights and the Rights Agreement are qualified in their entirety by reference to the Rights Agreement and such Exhibit A thereto.

Item 2. Exhibits.
Exhibit No.	Description

Exhibit 2.1

Shareholder Protection Rights Agreement, dated as of June 9, 2010, by and between Forward Industries, Inc. and American Stock Transfer & Trust Company LLC, as Rights Agent; Form of Rights Certificate and Form of Election to Exercise, included in Exhibit A to the Shareholder Protection Rights Agreement. (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on June 15, 2010.)

SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FORWARD INDUSTRIES, INC.

Date: June 15, 2010	/s/ Douglas W. Sabra
Douglas W. Sabra President & Chief Executive Officer